Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

January 11, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Blaise Rhodes
Adam Phippen
Nicholas Lamparski
Mara Ransom

Re:	Long Mall Internet Technology Company Limited
Registration Statement on Form S-1
Filed November 16, 2020
File No. 333-250105

Ladies and Gentlemen,

Long Mall Internet Technology Company Limited (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated December 14, 2020 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Risks Related to Our Business, page 4

1.	Please add a risk factor to disclose that your independent auditor has expressed a going concern opinion, and the related risks regarding the same.

Response to Comment 1:

The requested risk factor has been added at page 5 of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 15

2.	Please include disclosure in the Management's Discussion and Analysis section to describe and quantify, to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your business, revenue or results of operations due to COVID-19. Refer to Item 303(a) of Regulation S- K, Release No. 33-8350 and CF Disclosure Guidance: Topic No. 9 and 9A.

Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

Response to Comment 2:

As requested, we have included disclosure regarding the effect of COVID-19 on our business and financial results at page 17 of the prospectus.

Business of the Company, page 18

3.	You disclose here that "[t]he recent COVID pandemic has . . . helped contribute to the growth of E-commerce." In your Risk Factors section on page 4 you also state that the COVID-19 pandemic "has led to significant disruptions in [y]our retail and distribution operations and supply chains” and that the pandemic has "adversely impacted overall economic conditions and customer demand . . . for [y]our products and services and customer spending levels." Further, in Note 11 to your consolidated financial statements, you state that you "haven’t seen any impact to [y]our operations" as a result of the pandemic. Please reconcile these inconsistences. As a related matter, please disclose the basis for your assertion that "[t]he recent COVID pandemic has . . . helped contribute to the growth of E-commerce." If you do not have appropriate independent support for this statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

Response to Comment 3:

The disclosures at pages 5 and 17 through 21 referenced in this Comment have been modified to be consistent. The Subsequent Event disclosure previously included in Note 11 has been moved to Note 2 on page F11 and F26, as the primary results of COVID-19 on the Company's business occurred during the last fiscal year, and COVID-19 is not a "subsequent event" for the Company.

4.	Please revise to describe the effect of existing or probable government regulations upon your business as a result of your operations in China. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

Response to Comment 4:

As requested, a discussion of government regulation relevant to our business has been inserted at page 24 of the prospectus.

Executive Compensation

Summary Compensation Table, page 24

5.	We note that your summary compensation table shows that you did not pay Ms. Lyu Jie a salary for your fiscal year 2019. However, we note that Ms. Jie's biography on page 23 indicates that she has served as your chief financial officer since 2019. Please revise your disclosure to clarify whether Ms. Jie was compensated by your company for her work as your chief financial officer in fiscal year 2019 or reconcile these inconsistencies.

Response to Comment 5:

In response to this Comment, we have modified Ms. Jie's biography on page 27 to note that she joined the Company in August 2019. we have modified the Summary Compensation Table on page 28 to note that the years listed are "fiscal" years and to remove the 2019 line in Ms. Jie's part of the table.

Certain Relationships and Related Transactions, page 25

6.	We note that on page 17 you disclose that for the years ended June 30, 2020 and 2019, you financed "[y]our activities primarily by taking loans from [y]our related parties: $28,382 in fiscal year 2019 and $80,217 in fiscal year 2020." We also note your disclosure in Note 6 to your consolidated financial statements that your amounts due to related parties for the fiscal years ended June 30, 2020 and 2019, respectively, were $148,621 and $68,108. Please revise to disclose these transactions, consistent with Item 404(d) of Regulation S-K, or tell us why you do not believe disclosure is necessary.

Response to Comment 6:

As requested, disclosure of the loans by Wang Xiaohui has been added to the disclosure of related party transactions on page 29. In addition, the disclosure in Note 6 regarding the loans has been expanded.

Consolidated Financial Statements, page F-1

7.	Please update your financial statements to include your results for the quarter ended September 30, 2020. Revise your registration statement where appropriate to discuss these results. Refer to Rule 8-08 of Regulation S-X.

Response to Comment 7:

The Amendment contains the Company's financial statements for the quarters ended September 30, 2020 and 2019, as well as related disclosure throughout.

Note 10. Parent Company Financial Information, page F-16

8.	Please tell us why you provide parent company financial information. In addition, explain why total stockholders' equity and net loss do not agree to your consolidated financial statements.

Long Mall Internet Technology Company Limited 龙品云购互联网科技有限公司

Response to Comment 8:

We have determined that Parent Company Financial Information is not required, and so have removed Note 10.

Exhibits

9.	We note that you lease your Shunyi Street Branch storefront from your chief executive officer, and that Section 4.1.1 of the operating lease requires that you pay your chief executive officer two percent of the storefront business volume originated from your business operations conducted out of this leasehold on a monthly basis. In this regard, we note that pursuant to Item 404(d) of Regulation S-K you are required to disclose any related party transaction in which the amount involved exceeds the lesser of $120,000 or one percent of your average total assets at year end for the last two completed fiscal years. To the extent that either the value of the rent that is being forgone by your chief executive officer or the two percent fee you pay your chief executive officer triggers applicable disclosure requirements, please disclose this arrangement in your "Certain Relationships and Related Transactions" section.

Response to Comment 9:

As requested, details regarding the Shunyi Street rent arrangement between Wang Xioahui and Harbin Long Mall have been added to the related party transactions discussion on page 29.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Zhao Wenjing
Zhao Wenjing
Chief Executive Officer

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